SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 23 March 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                      March 23, 2012
BT GROUP PLC

BT AND TRUSTEE OF BT PENSION SCHEME ANNOUNCE AGREEMENT ON THE
2011 TRIENNIAL FUNDING VALUATION AT 30 JUNE 2011

BT and the Trustee of the BT Pension Scheme (BTPS, or the 'Scheme') have reached agreement on the approach to the 2011 triennial funding valuation (the '2011 valuation') and recovery plan. The funding deficit has provisionally been agreed by BT and the Trustee to be £4.1bn at 30 June 2011. This is based on the same methodology as the previous valuation at 31 December 2008, when the deficit was £9.0bn. The final certification of the 2011 valuation is expected in May when the Scheme Actuary completes his procedures.

Under the recovery plan BT will make a lump sum payment of £2.0bn into the Scheme before the end of March 2012, from existing cash resources of £1.5bn supplemented by recent borrowings, followed by nine deficit payments of £325m in March of each year from 2013 to 2021.

The 2011 valuation has been carried out at 30 June 2011 rather than 31 December 2011, the latest allowable date. This has enabled the valuation to be largely completed to allow a lump sum payment to be made prior to the end of BT's 2012 financial year. Undertaking the valuation at 30 June 2011 has also reduced the uncertainty arising from trying to assess long-term pension liabilities given the current dislocation in the gilts market as a result of quantitative easing and issues in the Euro zone. Future triennial valuations will also be based on a June valuation date as this will enable the Trustee and BT to complete the valuation within BT's financial year.

BT has also agreed with the Trustee other protections as detailed in the notes to this release. In addition, in order to provide greater certainty, a schedule of future potential payments which will depend on the outcomes of the next triennial valuations in 2014 and 2017, has been agreed by BT.

The valuation documentation will be submitted to the Pensions Regulator within ten working days of its completion.  The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by a Crown Guarantee. This will inform the Pensions Regulator's next steps with regards to the valuation of the Scheme. The Trustee has taken no account of the Crown Guarantee in completing the valuation, which has been prepared on a basis consistent with the 2008 valuation as required by the Pensions Act, notwithstanding its uncertainty regarding the applicability of the Pensions Act to the funding valuation of the Scheme.

Ian Livingston, BT Chief Executive, said: "I am pleased that we have been able to reach an agreement with the Trustee. This agreement under which the company makes an immediate contribution to the Scheme of almost half of the deficit reflects BT's financial strength and re-affirms our commitment to the Scheme. BT's long-term sustainable cash generation has improved significantly since the 2008 valuation and we remain focussed on improving BT's financial strength, investing in our future and enhancing shareholder returns."

Paul Spencer CBE, Chairman of the BTPS Trustee, said: "The Trustee is very pleased to have reached agreement with BT on the 2011 valuation. Since the last valuation, BT has had a successful period, enabling it to pay a £2.0bn upfront payment, and eliminate the deficit within ten years. The Trustee looks forward to working with BT to further enhance the security of our members' benefits."

Conference call for analysts and investors

A conference call for analysts and investors will be held at 08:00 UK time today.

Dial in details: UK Freefone - 0800 077 8492; UK - 0844 335 0351; International - +44 844 335 0351
Passcode: 764 945

Replay: UK Freefone - 0800 032 9687; UK/International - +44 (0)207 136 9233
Passcode: 81033439
Detailed information

1. Funding valuation

1.1. BT and the Trustee of the BT Pension Scheme (BTPS, or the 'Scheme') have reached agreement on the approach to the 2011 triennial funding valuation (the '2011 valuation').

1.2. The funding deficit at 30 June 2011 is provisionally agreed to be £4.1bn, using the same methodology as the previous valuation at 31 December 2008, when the deficit was £9.0bn.

1.3.  The final certification of the 2011 valuation result is expected in May when the Scheme Actuary completes his procedures. The final valuation is not expected to be significantly different to the provisional valuation.

1.4. A summary of the provisional funding position and assumptions is shown in the table below:

	Dec 2008	June 2011	Comment
Assets (£bn)	31.2	36.7	Scheme returns of 10.1% pa over the period
Liabilities (£bn)	(40.2)	(40.8)	Reduction in the 2011 liabilities due to certain benefits being linked to CPI has been offset by the lower discount rate
Deficit (£bn)	(9.0)	(4.1)

Equivalent real discount rate	2.5%	2.0%	Prudent view of future returns on the expected asset portfolio
RPI inflation (long-term)	3.0%	3.2%	Long-term expectations reflecting Bank of England data
CPI inflation (long-term)	n/a	2.2%	1.0% margin below RPI compares to Office for Budget Responsibility projection of 1.3% to 1.5%. The Bank of England's long-term CPI inflation target is 2.0%
Life expectancy	2011 valuation makes allowance for additional improvements in future life expectancy compared with 2008 valuation

1.5. Undertaking the valuation at 30 June 2011 has enabled agreement to be reached before the end of BT's 2012 financial year.

1.6.  It is very difficult to assess the underlying position at 31 December 2011 due to the dislocation in the gilts market as a result of quantitative easing and issues in the Euro zone and the absence of regulatory guidance and practice as to how to deal with those abnormal market conditions.

1.7.  Future valuations will take place at 30 June providing better alignment with BT's financial planning and reporting cycle, enabling valuations and associated payment schedules to be agreed within BT's financial year.

1.8. The next funding valuation will have an effective date no later than 30 June 2014.

1.9.  The existence of the Crown Guarantee has not been taken in to account by the Trustee in reaching this agreement. The valuation has been prepared in line with the Rules of the Scheme and on a basis consistent with the 2008 valuation as required by the Pensions Act, notwithstanding its uncertainty regarding the applicability of the Pensions Act to the funding valuation of the Scheme.

   1.10. On a median estimate basis BT believes the Scheme has a surplus of £2.5bn at 30 June 2011. The median estimate approach reflects BT's view on how investments might be expected to perform on average over time and BT's best estimate of how liabilities will be discharged over time. The IAS 19 gross pension position at 30 June 2011 showed a deficit of £2.4bn (£1.8bn net of tax).

2. Funding

2.1. BT will make a lump sum payment of £2.0bn by the end of March 2012 followed by nine deficit payments of £325m in March of each year from 2013 to 2021.

2.2. The average life of the 2011 recovery plan is 3.2 years which compares with 8.4 years under the 2008 recovery plan.

2.3. The 2011 recovery plan has a net present value of £4.1bn with no allowance for investment outperformance compared with the last triennial valuation which included a c.£1.5bn allowance.

2.4.  The lump sum payment will receive tax relief at 26%. There will be no impact on the group's tax charge in the income statement. There is no impact on cash tax payments in the 2012 financial year although there will be a benefit from lower cash tax payments in the 2013 financial year.

2.5. Under the 2008 recovery plan the next payment due was £583m in December 2012. Subsequent annual payments over the next 13 years would have increased by 3% per annum to £856m in 2025.

2.6. BT remains focussed on improving its financial strength, investing in its future, enhancing shareholder returns and supporting the Scheme.

3. The Pensions Regulator

3.1. The valuation documentation will be submitted to the Pensions Regulator within ten working days of its completion.

3.2.  The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by a Crown Guarantee.  This will inform the Pensions
        Regulator's next steps with regards to the valuation of the Scheme.

4. Other protections

  Other features of the agreement with the Trustee which provide support to the Scheme are:

4.1. Shareholder distributions

4.1.1. Extension of the protections agreed under the 2008 valuation, under which additional matching payments are made to the Scheme in the event that cumulative net shareholder distributions exceed cumulative pension deficit contributions from 1 March 2012 to 30 June 2015.

4.1.2. Shareholder distributions include dividends and the cost of share buy-backs (excluding any possible buy-back of shares associated with existing employee share plans) after deducting any proceeds received from the issue of shares.

4.1.3. BT has agreed to consult with the Trustee if it considers making a special dividend or embarking on a share buy-
back programme (excluding any possible buy-back of shares associated with existing employee share plans).

4.1.4. These provisions apply until the finalisation of the next valuation or 30 June 2015 at the latest.

4.2. Disposals and acquisitions

4.2.1. Extension of the protections agreed under the 2008 valuation, such that in the event that BT generates net cash proceeds greater than £1bn from disposals and acquisitions in any year to 30 June, BT will make additional contributions to the Scheme equal to one third of those net cash proceeds.

4.2.2. BT has also agreed to consult with the Trustee if it considers making acquisitions with a total cost of more than
£1bn in any 12 month period.

4.2.3. These provisions apply until the finalisation of the next valuation or 30 September 2015 at the latest.

4.3. Negative pledge

4.3.1. Continuation of the protection agreed under the 2008 valuation, that future creditors will not be granted superior security to the Scheme in excess of a £1.5bn threshold. This provision applies until the deficit reduces to below
£2.0bn at any subsequent funding valuation.

4.4. Future funding commitment

4.4.1. BT and the Trustee will review the funding of the Scheme in the normal way at the next valuation.

4.4.2. In the event that the deficit at the 2014 and 2017 valuations is lower than the remaining recovery plan then BT and the Trustee will agree a new recovery plan to reflect the lower deficit.

4.4.3. However, in order to provide more clarity over future payments, BT has agreed with the Trustee a schedule of future potential payments based on a range of deficits at the next triennial valuations in 2014 and 2017. These payments would be in addition to the remaining deficit payments of £325m per annum under the 2011 recovery plan and would have a maximum value of around £3.4bn in 2014 and £2.8bn in 2017 (based on 2011 discount rates).

4.4.4. At the 2014 valuation, the remaining 2011 recovery plan will be worth c.£1.9bn (based on 2011 discount rates). If the deficit agreed at the 2014 valuation exceeds this level, BT will provide extra payments in addition to the remaining £325m annual deficit payments under the 2011 recovery plan. The amounts payable are dependent on the level of the deficit as shown in the table below:

Deficit above remaining 2011 recovery plan present value (£bn)	Additional contributions payable (£m)
	2015	2016	2017
Nil	-	-	-
1.0	182	188	194
2.0	250	258	266
2.9 or above	330	340	351

4.4.5. At deficit levels between these values the level of additional contributions is scaled accordingly. At a level above
£2.9bn these are the maximum additional contributions under the terms of this agreement. A new agreement would cover additional contributions if these are required.

4.4.6. A similar mechanism applies based on the deficit agreed at the 2017 valuation. If this exceeds the outstanding recovery plan (with the remaining 2011 recovery plan worth c.£1.2bn in 2017, based on 2011 discount rates), BT will provide extra payments in addition to the remaining £325m annual deficit payments under the 2011 recovery plan.
The amounts payable are dependent on the level of the deficit as shown in the table below:

Deficit above remaining 2014 recovery plan present value (£bn)	Additional contributions payable (£m)
	2018	2019	2020	2021	2022	2023	2024
Nil	-	-	-	-	-	-	-
1.0	182	188	194	200	207	213	0
2.0	315	325	336	346	358	369	381
2.9 or above	363	374	386	399	670	670	670

A new agreement would cover additional contributions if these are required.

4.4.7. If the deficit at 2014 is below the value of the remaining 2011 recovery plan, no additional deficit contributions are necessary and the remaining recovery plan will be revised. Likewise, if the deficit at 2017 is below the remaining recovery plan at that time.

5. Financial impact

5.1.  The lump sum payment of £2.0bn in March 2012 will reduce the IAS 19 accounting deficit at 31 March 2012. Everything else being equal, this would increase the net pension interest income included in specific items for the 2013 financial year by c.£120m, assuming that the assumptions for the 2012 financial year are unchanged.

5.2. There is no impact on cash tax payments in the 2012 financial year although there will be a benefit from lower cash tax payments in the 2013 financial year.

Enquiries

Press office:
Ross Cook                                                                      Tel: 020 7356 5369

Investor relations:
Catherine Nash                                                              Tel: 020 7356 4909

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

BT is the official communications services partner of the London 2012 Olympic and Paralympic Games. BT is also a sustainability partner of the Games and a Premier Partner of the London 2012 Cultural Olympiad.

In the year ended 31 March 2011, BT Group's revenue was £20,076m with profit before taxation of £1,717m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 23 March 2012